UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 2, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

 This Report on Form 6-K contains a Stock Exchange Announcement dated 2 February 2022 entitled ‘Vodafone - Q3 FY22 Trading Update’.

Vodafone Group Plc Q3 FY22 trading update

2 February 2022

Good performance in line with expectations and on track to meet FY22 guidance

•	Group service revenue growth of 2.7%* (Q2: 2.4%*) with growth in both Europe and Africa

•	Good service revenue growth trend, especially given increase in prior year comparative

•	Consistent service revenue growth in Germany of 1.1%* (Q2: 1.0%*)

	Q3 FY22	Q3 FY21	Reported	Organic
Q3 performance summary	€m	€m	growth %	growth %[1]
Service revenue	9,647	9,357	3.1	2.7
- of which Germany	2,936	2,912	0.8	1.1
Other revenue	2,037	1,844
Total revenue	11,684	11,201	4.3	3.7

1. Organic growth is a non-GAAP measure. All amounts marked in the commentary with an "*" represent organic growth. See page 8.

•	Good growth in Africa, and successful launch of our VodaPay ‘super-app’ with over 1.4 million downloads

•	Vodafone Business service revenue growth of 0.6%*, with IoT and cloud & security growing double digits

•	Reaffirming FY22 guidance with Adjusted EBITDAaL expected to be between €15.2 – €15.4 billion and Adjusted free cash flow of at least €5.3 billion

Nick Read, Group Chief Executive, commented:

“Our team has delivered another solid quarter, demonstrating the sustainability of our growth strategy and medium-term ambition. This performance keeps us firmly on track to deliver FY22 results in line with the higher guidance we set out in November.

We remain focused on our operational priorities to strengthen commercial momentum in Germany, accelerate our transformation in Spain and position Vodafone Business to maximise EU recovery funding opportunities. We are also committed to creating value for our shareholders through proactive portfolio actions and continuing to improve returns at pace.”

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 10am on 2 February 2022. The webcast and supporting information can be accessed at investors.vodafone.com

 Operating review A new generation connectivity & digital services provider

Our vision is to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society. We continue to make progress on the next phase of our strategy, and we are focused on three customer commitments and three enabling strategies, all of which work together towards realising our vision.

We believe that Vodafone has a significant role to play in contributing to the societies in which we operate and we have made further progress with respect to our purpose strategy during the quarter, with our new ethnic diversity targets summarised on page 3.

Customer commitments	Enabling strategies
• Best connectivity products and services	• Simplified and most efficient operator
• Leading innovation in digital services	• Social contract shaping the digital society
• Outstanding digital experiences	• Leading gigabit networks

Customer commitments	Units	Q3 FY22	Q3 FY21
Best connectivity products & services
Europe mobile contract customers[1]	million	66.3	65.4
Europe broadband customers[1]	million	25.7	25.5
Europe Consumer converged customers[1]	million	8.6	7.7
Europe mobile contract customer churn	%	13.7	15.0
Africa mobile customers[2]	million	187.8	175.4
Africa data users[2]	million	89.8	85.8
Business service revenue growth*	%	0.6	0.7
Leading innovation in digital services
Europe TV subscribers[1]	million	22.1	22.3
IoT SIM connections	million	142	118
Africa M-Pesa customers[2]	million	51.3	47.0
Africa M-Pesa transaction volume[2]	billion	5.3	4.2
Outstanding digital experiences
Digital channel sales mix[3]	%	27	26
End-to-end TOBi completion rate4 5%		47	35

1. Including 100% VodafoneZiggo | 2. Africa including 100% Safaricom | 3. Based on Germany, Italy, UK, Spain only | 4. Group excluding Egypt | 5. Defined as percentage of total customer contacts resolved without human interaction through TOBi

Further detailed information on our strategy can be found through the following links:

Resource	Link
Second phase of strategy	vodafone.com/ar2021
Digital services & outstanding experience	investors.vodafone.com/digital-services
Leading gigabit networks	investors.vodafone.com/vtbriefing
Vodafone Business	investors.vodafone.com/vbbriefing
Vantage Towers	vantagetowers.com

 Consumer Europe (52% of service revenue)

In Europe, we are a leading converged connectivity provider with over 114 million mobile connections, 143 million marketable NGN broadband homes, and 8.6 million fully converged customers. We cover 98% of the population in the markets we operate in with 4G, and we have launched 5G in 274 cities in 11 markets in Europe. We have achieved this leading position by focusing on our core fixed and mobile connectivity. We are enhancing our products through capacity and speed upgrades, unlimited mobile plans, a distinct tiered branding hierarchy and convergent product bundles.

Consumer Africa and Turkey (16% of service revenue)

In Africa, we are the leading provider of mobile data and mobile payment services. Including Safaricom, we have over 187 million mobile customers in 8 African markets, which represent over 40% of Africa’s total gross domestic product. We cover 66% of the population in the same markets in which we operate with 4G services.

During the quarter, our M-Pesa financial services platform grew strongly, and the platform processed 5.3 billion transactions, an increase of 26% year-on-year. The VodaPay ‘super-app’ launched in South Africa in October 2021, and reached over 1.4 million downloads and more than 1.0 million registered users by the end of Q3.

Vodafone Business (27% of service revenue)

Vodafone Business is a key growth driver for the Group, with unique scale and capabilities; strong operating momentum and a clear growth pathway.

We are working to maximise the opportunities available for Vodafone Business from EU recovery funding programmes, including the Recovery & Resilience facility, which combines €386 billion of loans and €338 billion of grants available to European Union Member States. Our plans focus on five core cross-market opportunities: digitalisation of SMEs; eHealth investments; smart cities; digital initiatives for a greener Europe; and connected education. We have an attractive and relevant suite of products and services designed to access funding opportunities available.

Our purpose We connect for a better future

We have continued to make further progress with respect to our purpose strategy during the quarter, and a full update of our progress will be set out in our FY22 Annual Report.

Our ambition is to be a company with a global workforce that reflects the customers, communities and businesses we serve, as well as the wider societies in which we operate. To better understand representation and inform our diversity and inclusion programmes, we launched a campaign called ‘#CountMeIn’ in November 2020, which encourages employees to voluntarily self-declare their diversity demographics in line with local privacy and legal requirements. The data from this campaign has formed the basis for new ethnic diversity targets, which were announced in December 2021 and are summarised below.

•	Group[1]: By 2030, 25% of our global senior leadership team (encompassing 160 of our most senior leaders in Europe & Africa) will come from ethnically diverse backgrounds. This compares to 18% in December 2021.

•	UK: By 2025, 20% of UK-based senior leadership and management will come from Black, Asian, or other diverse ethnicities, with 4% to be Black. This compares to 16% and 1% respectively in December 2021.

•	South Africa: By 2030, 75% of South African-based senior leadership and management will come from ethnically diverse backgrounds. This compares to 63% in December 2021.

Our new targets are supported by a wider action and awareness plan that aims to achieve greater workplace inclusion through allyship and anti-racism. More information can be found here: vodafone.com/news/inclusion/vodafone-new-targets-increase-ethnic-diversity

Note:

1.	Excluding Egypt

 Performance review Good performance in line with expectations

•	Group service revenue growth of 2.7%* (Q2: 2.4%*) with growth in both Europe and Africa

•	Good service revenue growth trend, especially given increase in prior year comparative

•	Consistent service revenue growth in Germany of 1.1%* (Q2: 1.0%*)

•	Reaffirming FY22 guidance with Adjusted EBITDAaL expected to be between €15.2 – €15.4 billion and Adjusted free cash flow of at least €5.3 billion

Organic growth

All amounts marked with an “*” in the commentary represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers have been adjusted to reflect a full year of operation on a pro forma basis in order to be comparable to FY22. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 8 for more information.

Segmental reporting

Following the IPO of Vantage Towers A.G. in March 2021, the business is a new reporting segment for the year ending 31 March 2022 (‘FY22’). Comparative information for the year ended 31 March 2021 has not been re-presented. Total revenue is unaffected because charges from Vantage Towers A.G. to operating companies are eliminated on consolidation. The segmental results of Vantage Towers A.G. include the contribution from Cornerstone Technologies Infrastructure Limited as a joint operation with Telefonica in the UK.

Geographic performance summary

					Other		Other	Vantage	Common	Elimi-
	Germany	Italy	UK	Spain	Europe	Vodacom	Markets	Towers	Functions	nations	Group
Q3 FY22
Service revenue	2,936	1,107	1,292	940	1,257	1,172	867	–	136	(60)	9,647
Other revenue	437	149	445	137	190	354	105	312	213	(305)	2,037
Total revenue (€m)	3,373	1,256	1,737	1,077	1,447	1,526	972	312	349	(365)	11,684
Organic service revenue growth (%)[1]	1.1%	(1.3)%	0.9%	(1.6)%	2.9%	4.4%	19.8%	–			2.7%

Q3 FY21
Service revenue	2,912	1,125	1,216	957	1,215	1,056	806	–	115	(45)	9,357
Other revenue	423	139	380	102	207	296	117	–	223	(43)	1,844
Total revenue (€m)	3,335	1,264	1,596	1,059	1,422	1,352	923	–	338	(88)	11,201

Downloadable performance information is available at: https://investors.vodafone.com/reports-information/results-reports-presentations

	FY21							FY22
Organic service revenue growth %[1]	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1	Q3
Germany	–	(0.1)	(0.1)	1.0	1.2	1.1	0.5	1.4	1.0	1.2	1.1
Italy	(6.5)	(8.0)	(7.2)	(7.8)	(7.8)	(7.8)	(7.5)	(3.6)	(1.4)	(2.5)	(1.3)
UK	(1.9)	(0.5)	(1.2)	(0.4)	(0.6)	(0.5)	(0.8)	2.5	0.6	1.2	0.9
Spain	(6.9)	(1.8)	(4.4)	(1.1)	(1.3)	(1.2)	(2.8)	0.8	(1.9)	(0.6)	(1.6)
Other Europe	(3.1)	(1.8)	(2.4)	(0.7)	(0.2)	(0.4)	(1.4)	4.2	2.4	3.3	2.9
Vodacom	1.5	3.2	2.3	3.3	7.3	5.3	3.9	7.9	3.1	5.4	4.4
Other Markets	9.1	9.0	9.0	12.3	13.1	12.7	10.8	18.4	19.7	19.1	19.8
Vantage Towers	–	–	–	–	–	–	–	–	–	–	–
Group	(1.3)	(0.4)	(0.8)	0.4	0.8	0.6	(0.1)	3.3	2.4	2.8	2.7

Note:

1.	Organic service revenue growth is a non-GAAP measure. See page 8 for more information.

 Germany Consistent service revenue growth

Service revenue increased by 1.1%* (Q2: 1.0%*). Quarterly trends remained broadly similar to Q2 FY22, as acceleration in Business was partially offset by lower variable call usage revenue. Retail service revenue grew by 1.7%* (Q2: 1.5%*).

Fixed service revenue increased by 0.7%* (Q2: 1.2%*) driven by continued broadband ARPU growth. This growth reflected lower variable call usage revenue following an increase last year during the lockdown. Retail activity continued to be significantly impacted by the COVID-19 pandemic, with restrictions tightened during the quarter. The improving trends reversed in December, and customer footfall was 50% below pre-pandemic levels. We added 19,000 cable customers in Q3, and we lost 22,000 DSL broadband customers in the quarter. Fixed commercial performance was also impacted by specific operational challenges related to compliance with new telecommunications law, which came into effect in December 2021. Half of our cable broadband customers now subscribe to speeds of at least 250Mbps, and Gigabit speeds are available to 23.7 million households across our hybrid fibre cable network.

We continued to accelerate convergence penetration following a successful campaign, and our converged customer base increased by 238,000 to over 2.2 million Consumer converged accounts. Our TV customer base declined by 75,000 reflecting lower commercial activity, following the end of our successful ‘12-month for free’ promotion in September.

Mobile service revenue increased by 1.7%* (Q2: 0.8%*), driven by customer base and ARPU growth. The quarter-on-quarter improvement was due to the reacceleration in our commercial performance, as well as strong Business demand. We added 70,000 contract customers in the quarter, with strong demand from business and public sector customers. Contract customer loyalty rates remained broadly stable year-on-year, and loyalty rates in the Business segment reached an all-time high, with churn at 7.5%. We added a further 378,000 IoT connections in the quarter, supported by strong demand from the automotive sector.

Italy, UK, Spain and Other Europe ⫶ Similar trends quarter-on-quarter

Italy

Service revenue declined by 1.3%* (Q2: -1.4%*) as a result of continued price pressure. The stable quarterly trend reflected a full quarter’s contribution from the PostePay MVNO migration and good commercial momentum in fixed, offset by lower incoming revenue following the increase during the COVID-19 lockdown in the prior year.

In mobile, competitive dynamics remained broadly similar in the quarter. Despite continued pricing pressure, market mobile number portability (‘MNP’) volumes were 17% lower than in the prior year period. Our second brand ‘ho.’ continued to grow, with 65,000 net additions and now has 2.7 million customers.

We added 31,000 broadband customers, and we now have a customer base of over 3 million. We also added 24,000 fixed-wireless access customers in the period, which are included in our mobile customer base. Our total Consumer converged customer base is 1.2 million, an increase of 14,000 during the quarter, and 49% of our broadband customer base is converged.

Through our own next generation network and partnership with Open Fiber, our broadband services are now available to almost 9 million households. We also cover 4.3 million households and businesses with fixed-wireless access, offering speeds of up to 100Mbps.

UK

Service revenue increased by 0.9%* (Q2: 0.6%*), driven by our continued good commercial performance in Consumer, and higher MVNO, roaming and visitor revenue. This was partially offset by further slowdown in Business, with continued ARPU pressure on re-contracting multinational corporations, and our decision to end an unprofitable multinational contract in the prior quarter.

Our commercial momentum accelerated this quarter, with 152,000 mobile contract customer additions. This was driven by our new ‘Vodafone EVO’ flexible contract proposition, which was received particularly well by higher value customers, with good iPhone demand, as well as a successful Black Friday campaign. Digital mix remained strong, accounting for 33% of total sales in the quarter. Contract customer loyalty rates improved, with churn down by 1.9 percentage points year-on-year to 12.5%.

In fixed, our broadband customer base increased by 29,000 in the quarter. This was supported by good demand for our Vodafone ‘Pro Broadband’ product, which delivers customers an in-home WiFi coverage promise and 4G back-up connectivity. We now have almost 1 million broadband customers, of which 496,000 are converged.

Spain

Service revenue declined by 1.6%* (Q2 -1.9%*) driven by continued price competition in the value segment. Quarterly trends remained broadly stable, despite a tougher prior year comparative, as good Business demand for IoT and cloud & security services were partially offset by the impact of prior period price increases. As part of our operational transformation, we concluded negotiations with the workers councils with respect to our restructuring plan in October. In November, we completed the optimisation of our retail channel footprint, with all branded stores now operating under a franchise model.

In mobile, our contract customer base declined by 53,000 reflecting seasonally high promotional activity and the temporary impact of our retail channel optimisation. Mobile contract customer loyalty rates improved, with churn reducing 3.3 percentage points year-on-year to 21.6%. This improvement was partly due to the disconnection of non-paying customers in the prior year period following the removal of temporary restrictions. Our second brand, ‘Lowi’, added 83,000 customers during the quarter and now has a total base of 1.4 million.

Our broadband customer base also decreased by 50,000 and our TV customer base declined by 44,000, impacted by continued competitive intensity. We renewed our exclusive agreement with HBO Max in October, and through our partnerships with other content providers such as Disney, we have the most extensive library of movies and TV series in the market.

Other Europe

Service revenue increased by 2.9%* (Q2: 2.4%*), with good growth in both mobile and fixed, given the increase in the prior year comparative. An improved performance in Portugal and Ireland was partially offset by a reduction in mobile termination rates in some markets.

In Portugal, commercial momentum accelerated, and we added 44,000 mobile contract customers and 17,000 fixed broadband customers. In Ireland, our mobile contract customer base increased by 24,000 and mobile contract churn improved 2.3 percentage points year-on-year to 8.5%. In Greece, we added 59,000 mobile prepaid customers, supported by the easing of lockdown restrictions, as well as 8,000 fixed broadband customers.

In October, we announced that Vodafone Portugal had acquired 2x10MHz of 700MHz and 90MHz of 3.6GHz spectrum at the cost of €133 million, with a 20-year licence through to 2041. The spectrum will enable us to significantly expand network capacity to meet growing demand for reliable, high-quality voice and data services.

 Vodacom Good growth in South Africa, with strong demand in international markets

Vodacom’s total service revenue grew by 4.4%* (Q2 3.1%*) with growth in both South Africa and Vodacom’s international markets.

In South Africa, service revenue growth accelerated in the quarter following successful summer campaigns and supported by good growth in Business. We added 1.7 million prepaid customers and 82,000 mobile contract customers in the quarter, which was supported by our more-for-more ‘Vodafone Red’ proposition introduced in June, as well as accelerated demand in Business. Financial Services revenue in South Africa grew by 11.7%* to €39.2 million, reflecting the expansion of our service offerings, and 65% of our mobile customer base now uses data services. Following the successful launch of our new VodaPay ‘super-app’ in October, we have now reached more than 1.4 million downloads and more than 1.0 million registered users.

In Vodacom’s international markets, service revenue growth remained strong but moderated during the quarter. This was due to mobile money levies in Tanzania introduced during Q2 FY22, and stronger prior year comparatives in Mozambique, reflecting the reinstatement of fees on person-to-person M-Pesa transfers in the prior year. M-Pesa revenue as a share of service revenue increased by 1.1 percentage points to 22.6%. Over 64% of Vodacom’s international customer base is now using data services.

Further information on our operations in Africa can be accessed here: vodacom.com.

Other Markets Turkey, Egypt and Ghana

Service revenue growth remained broadly stable at 19.8%* (Q2: 19.7%*) as a result of strong customer base and ARPU growth. Reported service revenue increased by 7.5%, as higher service revenue and an appreciation in the Egyptian pound was partially offset by the depreciation of the Turkish lira versus the euro.

Service revenue growth in Turkey was supported by higher visitor and wholesale revenue, as well as ARPU growth. We maintained our good commercial momentum, with 332,000 mobile contract net additions in the quarter, including migrations from prepaid customers. Mobile contract churn improved by 2.5 percentage points year-on-year to 16.2%. We also added 40,000 broadband customers during the period.

Service revenue in Egypt continued to grow, reflecting strong customer base growth and increased data usage. During the quarter, we added 41,000 mobile contract customers and 702,000 prepaid mobile customers.

In November, we announced that we have agreed to transfer our 55% shareholding in Vodafone Egypt to Vodacom Group, our listed African subsidiary. As a result, Vodafone Group’s ownership in Vodacom Group will increase from 60.5% to 65.1%. The transaction has been approved by Vodacom’s minority shareholders, with 99% voting in favour of the acquisition at Vodacom’s general meeting held on 18 January 2022. Completion of the transaction remains subject to a number of outstanding conditions and is expected to close by 31 March 2022. Further information on the proposed transaction and the Vodacom Group is available here: vodacom.com/investor-relations.

Vantage Towers Delivering on our plan

Total revenue increased to €312 million as more than 600 new tenancies were added during the period, bringing the tenancy ratio to 1.43x. Vantage Towers reached a number of new partnership agreements with customers during the period. Vantage Towers reported its results on 1 February 2022. Further information on Vantage Towers can be accessed here: vantagetowers.com.

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly-titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Definition	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 10	Revenue	Page 9
Organic service revenue growth	Page 10	Service revenue	Page 9
Organic mobile service revenue growth	Page 10	Service revenue	Page 9
Organic fixed service revenue growth	Page 10	Service revenue	Page 9
Organic retail service revenue growth	Page 10	Service revenue	Page 9
Organic Vodafone Business service revenue growth	Page 10	Service revenue	Page 9
Organic Financial Services revenue growth	Page 10	Service revenue	Page 9

Definition and use of organic growth measures

All amounts marked with an “*” in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers have been adjusted to reflect a full year of operation on a pro forma basis in order to be comparable to FY22.

Organic growth is calculated for revenue metrics, as follows:

-	Revenue

-	Service revenue;

-	Mobile service revenue;

-	Fixed service revenue;

-	Retail service revenue;

-	Vodafone Business service revenue; and

-	Financial Services revenue in South Africa.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-	It is used for internal performance analysis; and

-	It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Quarter ended 31 December 2021

	Q3 FY22	Q3 FY21	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,936	2,912	0.8	0.3	–	1.1
Mobile service revenue	1,301	1,279	1.7	-	–	1.7
Fixed service revenue	1,635	1,633	0.1	0.6	–	0.7
Italy	1,107	1,125	(1.6)	0.3	–	(1.3)
Mobile service revenue	794	818	(2.9)	-	–	(2.9)
Fixed service revenue	313	307	2.0	1.1	–	3.1
UK	1,292	1,216	6.3	1.1	(6.5)	0.9
Mobile service revenue	928	848	9.4	–	(6.8)	2.6
Fixed service revenue	364	368	(1.1)	3.5	(5.7)	(3.3)
Spain	940	957	(1.8)	0.2	–	(1.6)
Other Europe	1,257	1,215	3.5	0.2	(0.8)	2.9
Vodacom	1,172	1,056	11.0	–	(6.6)	4.4
Other Markets	867	806	7.6	–	12.2	19.8
Vantage Towers	–	–	–	–	–	–
Common Functions	136	115
Eliminations	(60)	(45)
Total service revenue	9,647	9,357	3.1	0.4	(0.8)	2.7
Other revenue	2,037	1,844
Revenue	11,684	11,201	4.3	0.2	(0.8)	3.7

Other growth metrics
Vodafone Business - Service revenue	2,604	2,567	1.4	0.7	(1.5)	0.6
South Africa - Financial Services revenue	39	33	18.2	–	(6.5)	11.7
Germany - Retail service revenue	2,871	2,832	1.4	0.3	–	1.7

Quarter ended 30 September 2021

	Q2 FY22	Q2 FY21	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,905	2,883	0.8	0.2	–	1.0
Mobile service revenue	1,287	1,277	0.8	–	–	0.8
Fixed service revenue	1,618	1,606	0.7	0.5	–	1.2
Italy	1,111	1,129	(1.6)	0.2	–	(1.4)
Mobile service revenue	807	823	(1.9)	–	–	(1.9)
Fixed service revenue	304	306	(0.7)	0.8	–	0.1
UK	1,265	1,208	4.7	1.6	(5.7)	0.6
Mobile service revenue	902	854	5.6	1.0	(5.6)	1.0
Fixed service revenue	363	354	2.5	3.0	(5.8)	(0.3)
Spain	941	960	(2.0)	0.1	–	(1.9)
Other Europe	1,274	1,240	2.7	0.1	(0.4)	2.4
Vodacom	1,145	999	14.6	–	(11.5)	3.1
Other Markets	923	839	10.0	–	9.7	19.7
Vantage Towers	–	–	–	–	–	–
Common Functions	127	110
Eliminations	(71)	(60)
Total service revenue	9,620	9,308	3.4	0.4	(1.4)	2.4
Other revenue	1,768	1,613
Revenue	11,388	10,921	4.3	0.1	(1.5)	2.9

Other growth metrics
Vodafone Business - Service revenue	2,544	2,520	1.0	1.0	(1.9)	0.1
Germany - Retail service revenue	2,836	2,802	1.2	0.3	–	1.5

Definitions

Term	Definition
Africa	Comprises the Vodacom Group and businesses in Egypt and Ghana.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Financial services revenue	Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standard.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
MVNO	Mobile Virtual Network Operator.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.
Other Markets	Other Markets comprise Turkey, Egypt and Ghana.
Other revenue	Other revenue includes connection fees, equipment revenue, interest income and lease revenue.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Retail revenue	Retail revenue comprises service revenue (see below) excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator (‘FVNO’) wholesale revenue.
Revenue	The total of Service revenue (defined below) and Other revenue (defined above).
Roaming and Visitor	Roaming: allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad. Visitors: revenue received from other operators or markets when their customers roam on one of our markets’ networks.
Service revenue	Service revenue is all revenue related to the provision of or ongoing services including but not limited to, monthly access changes, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
SME	Small and medium sized enterprises.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

Notes

1.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers A.G. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.	All growth rates reflect a comparison to the quarter ended 31 December 2020 unless otherwise stated.
3.	References to “Q2” and “Q3” are to the three months ended 30 September 2021 and 31 December 2021, respectively, unless otherwise stated. References to the “year”, “financial year” or “FY22” are to the financial year ending 31 March 2022. References to the “last year”, “last financial year” or “FY21” are to the financial year ended 31 March 2021 unless otherwise stated.
4.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) as well as its operations, including subsidiaries in South Africa, DRC, Tanzania, Mozambique and Lesotho.
5.	Quarterly historical information is provided in a spreadsheet available at https://investors.vodafone.com/reports-information/results-reports-presentations
6.	This trading update contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2022; the Group’s sustainable business strategy and 2025 targets; expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including the launch of VodaPay; expectations regarding the Group’s environmental targets, expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic, of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestment of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2021. The annual report can be found on the Group’s website (https://investors.vodafone.com/reports-information/latest-annual-results). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2022

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 2, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary